

March 30, 2011

Ashleigh Palmer
President and Chief Executive Officer
Unigene Laboratories, Inc.
81 Fulton Street
Boonton, NJ 07005

> **Re: Unigene Laboratories, Inc.**
> **Post-effective Amendment No. 1 to Form S-1 on Form S-3**
> **Filed March 23, 2011**
> **File No. 333-166850**

Dear Mr. Palmer:

We have limited our review of your registration statement to those issues we have addressed in our comments below.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a pending confidential treatment request. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

2. We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2009 filed March 16, 2010. We will not be in a position to accelerate the effectiveness of your registration statement until all comments on this filing are resolved.

Where You Can Find More Information, page 23

3. We note that your registration statement incorporates by reference materials from your Annual Report on Form 10-K for the year ended December 31, 2010. This filing does not contain the information required by Part III of Form 10-K. We will not be in a position to accelerate the effectiveness of your registration statement until you amend your Form 10-K to include the Part III information or have provided the information in a definitive proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: James J. Marino, Esq.
        Dechert LLP
        902 Carnegie Center, Suite 500
        Princeton, NJ 08540-6531